Exhibit 99.3

AMBER INTERNATIONAL HOLDING LIMITED

(Incorporated in the Cayman Islands)

FORM OF PROXY

FORM OF PROXY FOR USE BY SHAREHOLDERS OF AMBER INTERNATIONAL HOLDING LIMITED (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE COMPANY (THE “MEETING”) TO BE HELD AT 1 WALLICH STREET, #30-02 GUOCO TOWER, SINGAPORE, ON OCTOBER 23, 2026 AT 9:00 A.M. (SINGAPORE TIME), OR OCTOBER 22, 2026 AT 9:00 P.M. (NEW YORK TIME)

I/We (note (1))

of

being the registered holder(s) of (note (2))

shares of US$0.001 each in the capital of the Company (“Share(s)”), hereby appoint (note (3)) the chairman of the Meeting

or

of

to act as my/our proxy for the Meeting to be held at 1 Wallich Street, #30-02 Guoco Tower, Singapore, on October 23, 2026 at 9:00 a.m. (Singapore time), or on October 22, 2026 at 9:00 p.m. (New York time) and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a “X” in the spaces provided how you wish the proxy to vote on your behalf.

Resolutions:		FOR	AGAINST	ABSTAIN

1.	AS A SPECIAL RESOLUTION THAT, the grant of a one-off incentive share award to Mr. Michael Wu, consisting of an aggregate of 23,469,189 Class B ordinary shares, which shall be fully vested and issued on October 23, 2026, and all transactions contemplated thereby, including the issuance of such Class B ordinary shares pursuant thereto be, and hereby is, approved;	☐	☐	☐

2.	AS AN ORDINARY RESOLUTION THAT, the appointment of Mr. Michael Wu as a director and chairman of the board of directors of the Company be, and hereby is, approved and ratified;	☐	☐	☐

3.	AS AN ORDINARY RESOLUTION THAT, the appointment of Ms. Jie Jiao as an independent director of the Company be, and hereby is, approved and ratified;	☐	☐	☐

4.	AS AN ORDINARY RESOLUTION THAT, the appointment of Ms. Vicky Wang as a director of the Company be, and hereby is, approved and ratified;	☐	☐	☐

5.	AS AN ORDINARY RESOLUTION THAT, the appointment of Mr. Yi Bao as a director of the Company be, and hereby is, approved and ratified;	☐	☐	☐

6.	AS AN ORDINARY RESOLUTION THAT, the appointment of Ms. Noorsurainah Tengah as an independent director of the Company be, and hereby is, approved and ratified;	☐	☐	☐

		FOR	AGAINST	ABSTAIN

7.	AS AN ORDINARY RESOLUTION THAT, the appointment of Mr. Daniel-Philippe Mamadou-Blanco as an independent director of the Company be, and hereby is, approved and ratified; and	☐	☐	☐

8.	AS AN ORDINARY RESOLUTION THAT, the Company's Post-IPO Share Incentive Plan, as amended and restated by the board of directors of the Company on May 16, 2025, including the increase of the share reserve to 11,000,000 Class A ordinary shares and the annual increase under Section 3.1 thereof be, and hereby is, confirmed, approved and ratified.	☐	☐	☐

I/we also hereby authorise/do not authorise* my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this __________ day of __________________2026.

Shareholder’s Signature: ____________________________ (notes (4) and (5))

* Please delete as appropriate.

☐ Please tick here if you are appointing more than 1 proxy.

Number of shares proxy appointed over: __________________________

NOTES:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.
2.	Please insert the number of shares registered in your name(s) in each class; if no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).
3.	A proxy need not be a member of the Company. If a proxy other than the chairman of the Meeting is appointed, the appointor must delete the words “the chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided.
4.	In the case of joint registered holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names stated in the Register of Members of the Company in respect of such joint holding.
5.	This form of proxy must be signed by the appointor, or his attorney duly authorised, in writing, or if such appointor is a corporation, either under its common seal, or under the hand of an officer or attorney so authorised.
6.	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
7.	The ‘Vote Abstain’ option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that a ‘Vote Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.
8.	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the Company’s Singapore office at 1 Wallich Street, #30-02 Guoco Tower, Singapore, or by email to ir@ambr.io as soon as possible and in any event no later than 9:00 a.m. October 21, 2026 (Singapore time), or 9:00 p.m. October 20, 2026 (New York time).
9.	Any alterations made to this form should be initialled by the person who signs it.
10.	To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.